EXHIBIT 1

CREDIT SUISSE FIRST BOSTON LLC

11 Madison Avenue, 13th Floor

New York, New York 10010

November 1, 2004

PRIVATE AND CONFIDENTIAL

Nortel Networks
1500 Concord Terrace
Sunrise, FL  33323-2815
Attn:  Mr. Eduardo Santoyo

Dear Mr. Santoyo:

This letter agreement (this “Agreement”) confirms our understanding that Nortel Networks (the “Company”) has engaged Credit Suisse First Boston LLC (“CSFB”), commencing upon the Company’s acceptance of this Agreement, to assist the Company with respect to its sale without recourse (except as set forth in a final purchase and sale agreement) of all of their outstanding principal amount $17.6mm Series B Convertible Notes of Impsat Fiber Networks, Inc., $126.2mm of Senior Secured Impsat Comunicacoes Ltd. and Impsat S.A., approximately $3.7mm of Senior Unsecured Claims of Impsat S.A. (collectively the “Debt”) and 2.8mm Impsat Fiber Networks, Inc. warrants (the “Warrants” and, together with the Debt, the “Notes”) .

1.               Services to be Performed.  From the date hereof through 5:00 PM EST on November 15, 2004 (the “Cutoff Date”), CSFB will undertake to market the Notes for sale.  Except as set forth herein, CSFB shall have the exclusive right to sell the Notes from the date hereof until the Cutoff Date and the Company shall cease any discussions with other entities (and shall refer to CSFB all offers received during that period) with respect to the Notes until such Cutoff Date.  The Company shall not refuse to sell the Notes (subject to the execution of mutually acceptable transfer documentation in form customary for transactions of this type) to the extent (i) the Company would receive cash consideration (before payment of the compensation due CSFB hereunder) payable on closing equal to or greater than 83% of the blended outstanding principal amount of the Debt (the “Minimum Price”).  CFSB shall report to the Company for evaluation all offers it receives to purchase the Notes and shall not hold itself out to prospective purchasers as having any agency authority to bind the Company to a sale of the Notes.

2.               Compensation.  As its sole form of compensation for the services to be provided by CSFB hereunder, the Company agrees to pay to CSFB on the date of closing of the Notes a transaction fee equal to:  (i) one and one-eight of a percent (1.125%) of the outstanding principal amount of the Debt thereof sold or committed for sale by the Company; (ii) additional consideration equal to twenty five percent (25.00%) of the excess of the price that the Debt is sold for exceeding  84.125% of outstanding principal amount. All reasonable legal expenses incurred by CFSB in performing services hereunder shall be for the account of the Company provided that in no event shall such legal expenses exceed $15,000.00.

3.               Further Rights.  The Company further agrees that if, within 60 days of the date hereof, it or any affiliate (either, an “Nortel Person”) shall seek to sell all or a portion of the Notes, the Company will, and will cause such affiliate to, follow the following procedures:  The Nortel Person may only sell such Notes (or portion thereof) to any person pursuant to a bona fide offer from such person, subject to first disclosing in writing to CSFB all the terms of such offer and first giving CSFB the right to match the terms of the offer.  If CSFB matches such offer (with respect to all or a the relevant portion of such Notes subject to the offer) within two Business Days of the Nortel Person’s written notice to CSFB of such a bona fide offer, the Company shall (if it is the Nortel Person), or shall cause the Nortel Person to, sell to CSFB or its designee all of such Notes.  The agreements set forth in this section shall survive the settlement of any other transactions contemplated by this Agreement.

4.               Indemnification.  The Company agrees to the indemnification and other obligations set forth in Schedule I attached hereto, which Schedule I is an integral part hereof.

5.               Information. Subject to applicable requirements of confidentiality and applicable laws, the Company shall make available to CSFB all financial and other information in its possession relating to the Notes, as well as any financial and other information relating to Impsat Fiber Networks and its subsidiaries it may have in its possession and obtained from public sources, which CSFB reasonably requests; provided however, Nortel Networks has not independently revised the accuracy or completeness of the information obtained from public sources related to Impsat Fiber Networks or its subsidiaries and, as such, does not assume responsibility for the accuracy or completeness of such information. In performing its services hereunder, CSFB shall be entitled to rely without investigation upon all information that is available from public sources as well as all other information supplied to it by or on behalf of the Company or its advisors and shall not in any respect be responsible for the accuracy or completeness of, or have any obligation to verify, the same or to conduct any appraisal of assets or liabilities.

6.               Proprietary Positions.  The Company acknowledges that CSFB is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services.  In the ordinary course of our trading and brokerage activities, CSFB or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or on the accounts of customers, in debt or equity securities of the Company, or other entities that may be involved in the transactions described herein.  We recognize our responsibility for compliance with Federal laws in connection with any such activities, including restrictions under U.S. securities laws regarding the marketing or sale of unregistered securities.  The Company acknowledges that CSFB may offer to purchase Notes as principal provided that CSFB discloses to the Company that it is acting in such a principal capacity.

7.               Miscellaneous.  This Agreement shall be binding upon and inure to the benefit of the Company, CSFB, each Indemnified Person (as defined in Schedule I hereto) and their respective successors and assigns.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.  The Company and CSFB each irrevocably and unconditionally submits to the exclusive jurisdiction of any State or Federal court sitting in New York City over any suit, action or proceeding arising out of or relating to the Agreement (including Schedule I).  The Company and CSFB each hereby agree that service of any process, summons, notice or document by the U.S. registered mail addressed to the other party shall be effective service of process for any action, suit or proceeding brought in any such court.  The Company and CSFB each irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  The Company and CSFB each waives trial by jury in any legal proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  If any term, provision, covenant or restriction contained in this Agreement, including Schedule I, is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements, understandings and arrangements relating to the subject matter hereof.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ Ed VanTassel
Name:	Edward VanTassel
Title:	Managing Director

NORTEL NETWORKS

By:	/s/ Keith Lacroix	/s/ Bejar/ M. Béjar
Name:	Keith Lacroix	President-Nortel Networks-CALA
Title:	VP Credit Risk Management &
Structured Finance

SCHEDULE I

This Schedule I is a part of and is incorporated into that certain letter agreement (together, the “Agreement”), dated November 1, 2004 by and between Nortel Networks (the “Company”) and Credit Suisse First Boston LLC (“CSFB”).

The Company agrees to indemnify and hold harmless CSFB, its affiliates and its parent and its affiliates, and the respective directors, officers, agents and employees of CSFB, its affiliates and its parent and its affiliates (CSFB and each such entity or person, an “Indemnified Person”) from and against any losses, claims, damages, judgments, assessments, costs and other liabilities  (collectively “Liabilities”), and will reimburse each Indemnified Person for all fees and expenses (including the reasonable fees and expenses of counsel) (collectively, “Expenses”) as they are incurred in investigating, preparing, pursuing or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation or arbitration and whether or not any Indemnified Person is a party (collectively, “Actions”), arising out of or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions; provided that, the Company will not be responsible for any Liabilities or Expenses of any Indemnified Person that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted solely from such Indemnified Person’s gross negligence or willful misconduct in connection with any of the advice, actions, inactions or services referred to above.  The Company also agrees to reimburse each Indemnified Person for all Expenses as they are incurred in connection with enforcing such Indemnified Person’s rights under this Agreement (including, without limitation, its rights under this Schedule I).

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall promptly notify the Company in writing; provided that failure so to notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise, except to the extent the Company shall have been materially prejudiced by such failure.  The Company shall, if requested by CSFB, assume the defense of any such Action including the employment of counsel reasonably satisfactory to CSFB.  Any Indemnified Person shall have the right to employ separate counsel in any such Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person, unless:  (i) the Company has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such Action (including any impleaded parties) include such Indemnified Person and the Company, and such Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the Company; provided that the Company shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any Action in the same jurisdiction, in addition to any local counsel.  The Company shall not be liable for any settlement of any Action effected without its written consent.  In addition, the Company will not, without prior written consent of CSFB, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action.

In the event that the foregoing indemnity is unavailable to an Indemnified Person other than in accordance with this Agreement, the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect (i) the relative benefits to the Company and its shareholders, on the one hand, and to CSFB, on the other hand, of the matters contemplated by this Agreement or (ii) if the allocation provided by the immediately preceding clause is not permitted by the applicable law, not only such relative benefits but also the relative fault of the Company, on the one hand, and CSFB, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by CSFB pursuant to this Agreement.  For purposes of this paragraph, the relative benefits to the Company and its shareholders, on the one hand, and to CSFB, on the other hand, of the matters contemplated by this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company or the Company’s shareholders, as the case may be, in the transaction or transactions that are within the scope of this Agreement, whether or not any such transaction is consummated, bears to (b) the fees paid to CSFB under this Agreement.

The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions except for Liabilities (and related Expenses) of the Company that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted solely from such Indemnified Person’s gross negligence or willful misconduct in connection with any such advice, actions, inactions or services.

The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.